DWS Investment Management Americas, Inc.

100 Summer Street

Boston, MA 02110

April 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Rebecca Marquigny

Re:	Post-Effective Amendment No. 124 to the Registration Statement on Form N-1A of DWS Global Income Builder VIP (“Fund”), a series of Deutsche DWS Variable Series II (“Registrant”) (Reg. Nos. 33-11802/ 811-05002)

Dear Ms. Marquigny,

This letter is being submitted on behalf of the Fund in response to comments of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comments were received via telephone on March 29, 2023. The Amendment was filed on behalf of the Fund on February 15, 2023 and has an effective date of May 1, 2023.

The Staff’s comment is restated below followed by the Registrant’s/Fund’s response.

1.	Comment: Most of the ELN disclosure appears consistent with prior Staff comments on the ELN disclosure in DWS Global Income Builder Fund (the corresponding retail fund in Deutsche DWS Market Trust). However, there are several exceptions in which the Amendment does not include language that conforms to the Staff’s prior comments. Please reconcile the nonconforming disclosure. If the language will not be conformed to the retail fund (1) supplementally identify and explain the exceptions or (2) affirmatively represent that any inconsistencies are not material and would have been appropriate if submitted via a 485(b) filing.

Response: The Fund has confirmed that the Fund’s disclosure conforms to the disclosure in the corresponding retail fund, reflecting the prior comments of the Staff.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681.

Sincerely yours,

/s/ Laura McCollum

Laura McCollum

Senior Legal Counsel

DWS Investment Management Americas, Inc.

John Marten, Vedder Price PC